Exhibit 1

ASX

ANNOUNCEMENT

17 July 2019

FITCH REVISES WESTPAC OUTLOOK TO NEGATIVE FROM STABLE, AFFIRMS RATING AT AA-

Today Fitch affirmed Westpac Banking Corporation’s (WBC) Long-Term Issuer Default Rating at AA-but revised the outlook to “Negative” from “Stable”. Fitch has taken a similar action on WBC’s New Zealand subsidiary, Westpac New Zealand Limited.

The change in outlook follows APRA’s announcement on 11th July 2019 that it was applying additional operational risk capital requirements on WBC, in response to the bank’s self-assessment on governance, accountability and culture. This is the main driver of Fitch’s rating action.

The affirmation of WBC’s rating reflects Fitch’s expectation that despite these challenges, the bank will maintain its strong company profile in the short term, which in turn supports its sound financial profile.

S&P outlook revision

Separately, on 9th July 2019 S&P Global Ratings (S&P) affirmed the AA- long term and A-1+ short-term issuer credit ratings and revised its outlook for Westpac and the other major Australian banks to “Stable” from “Negative”. This outlook change reflects S&P’s view that the Australian Government remains highly supportive of Australia’s systemically important banks based on APRA’s release on loss absorbing capacity, also dated 9 July 2019.

FURTHER ENQUIRIES

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